SECURIMISSION

10036063

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8180 Greensboro Drive, 8th Floor
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY 703-245-4874
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state last, first, middle name)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Beth Kirksey Date
Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this 23rd day of February, 2010



Notary Public


Commonwealth of Virginia
Anne E Byrd - Notary Public
Commission ID: 7157494
My Commission Expires 10/31/2012

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
FOLIO*fn* Investments, Inc.
(A Wholly Owned Subsidiary of FOLIO*fn*, Inc.)
McLean, Virginia

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. (the "Company") (a wholly owned subsidiary of FOLIO*fn*, Inc.) as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 23, 2010

FOLIO*fn* INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FOLIO*fn*, Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands)

ASSETS

Cash and cash equivalents	$	17,381
Cash segregated under federal and other regulations		13,172
Deposits with clearing organizations		1,173
Receivable from customers		2,980
Receivable from broker dealers and clearing organizations		278
Other receivables		216
Dividends and interest receivable		10
Corporate equity securities owned - at market value		1,407
Prepaid expenses and other assets		135
Deferred tax asset		318
Total assets	$	37,070

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to customers	$	15,880
Payable to broker-dealers and clearing organizations		3,755
Accounts payable and accrued expenses		835
Deferred tax liabilities		318
Due to parent		35
Deferred revenue		632
Total liabilities		21,455
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value - 1,000 shares authorized, issued, and outstanding		-
Additional paid-in capital		21,142
Accumulated deficit		(5,527)
Total stockholder's equity		15,615
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	37,070

The accompanying notes are an integral part of these financial statements.